Exhibit 99.1

VOTING RESULTS OF GENERAL MEETING

HELD ON OCTOBER 26, 2017

Ferroglobe PLC announces the results of its General Meeting held on Thursday October 26, 2017. The sole special resolution was voted on by way of a poll and was approved by shareholders.

The total number of votes received on the resolution is as follows:

Special Resolution	For	% of votes cast	Against	% of votes cast	Votes cast as % of Issued Share Capital	Withheld

THAT the Amended and Restated Articles of Association set out in the Schedule to the Circular dated 2 October 2017 be adopted by the Company in place of its existing Articles of Association.	141,680,691	99.99	18,380	0.01	82.41	8,003